FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Canadian Superior Energy Inc.
(Translation of registrant's name into English)

Suite 330, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F. Form 20-F..... Form 40-F...x…

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Superior Energy Inc.
(Registrant)

Date: November 29th, 2002

By:  /s/ Robert Pilling

      Robert Pilling, Vice President

* Print the name and title of the signing officer

(Signature)*  under his signature.

CANADIAN SUPERIOR ENERGY INC.

HEAD OFFICE

Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta Canada T2P 4H2
Tel: (403) 294-1411 Fax: (403) 216-2374

EAST COAST OFFICE

Purdy's Wharf Tower 1
Suite 704, 1959 Upper Water Street, Halifax, Nova Scotia Canada B3J 3N2
Tel: (902) 474-3969 Fax: (902) 474-3958

www.cansup.com

OFFICERS AND DIRECTORS

Donald W. Axford, B.Sc. P.Geol.
Director and Chairman of the Board

Greg Noval, B.Comm, B.A. (Econ), LLB
President, Chief Executive Officer and Director

Robert A. Pilling, B. Comm., C.G.A.
Vice President, Corporate Secretary and Director

Charles Dallas
Director

Fred Purich
Director

T.J. (Jake) Harp
Director

Dale G. Blue
Director

J. Ronald Woods
Director

Leigh Bilton
Director

INDEPENDENT ENGINEERS

Chapman Petroleum Engineering Limited
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
Calgary, Alberta

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange
American Stock Exchange
Trading Symbol: SNG

SOLICITORS

McCarthy Tétrault
Calgary, Alberta
Burchell Green Hayman Parish
Halifax, Nova Scotia

AUDITORS

Brown Smith Owen
Red Deer, Alberta

www.cansup.com contains detailed company information, including maps and prospect descriptions

2002 THIRD QUARTER REPORT

Nine Months Ended September 30, 2002

CANADIAN SUPERIOR
ENERGY INC.

TABLE OF CONTENTS

Letter to Shareholders

East Coast Offshore Nova Scotia Activities

Western Canada

Management's Discussion and Analysis

Overview

Balance Sheet

Statement of Earnings and Retained Earnings

Statement of Cash Flows

Notes to Financial Statements

CANADIAN SUPERIOR ENERGY INC.

The first nine months of 2002 was an exciting period for Canadian Superior.  The period was highlighted by several significant achievements by the Company, including operating the drilling of our first Offshore Nova Scotia well.  In addition, we continued to actively develop and successfully expand our interest in several significant high impact Western Canadian natural gas plays. On the East Coast, the drilling of our "Marquis" L-35/L-35A well succeeded in confirming the targeted play type, the Abenaki reef reservoir and porosity.  Accordingly, we intend to proceed with the drilling of a second "Marquis" well on our "Marquis" natural gas project during 2003.  In addition, on our 101,800 acre "Mariner" project, drilling plans are proceeding ahead with a well planned for early 2003 on this "world-class" prospect.  During the third quarter, we initiated a 2,200-kilometre high resolution seismic program with El Paso Oil & Gas Canada, Inc. on our "Mariner" lands.  We have now completed the shooting of this $3.5 million seismic program, and we are currently moving ahead with drilling preparations for our first "Mariner" exploration well.  Engineering and procurement activities for this well are currently in high gear.  Subject to regulatory approval, the offshore site survey field work for the "Mariner" well will commence in mid-January 2003 with drilling to occur thereafter.  In addition, the deep water natural gas play Offshore Nova Scotia is attracting worldwide attention as industry moves forward with several significant deep water exploration wells Offshore Nova Scotia where Canadian Superior is one of the largest acreage holders with our 100% owned "Mayflower" block.

In Western Canada, we initiated a major new natural gas exploration and development program late in the third quarter.  This program is targeting the development of newly acquired acreage in Northwest and West Central Alberta and Northeast British Columbia.  Drilling commenced at the end of the third quarter in a program that entails drilling of approximately 25 high working interest wells in Company operated areas (approximately 90 percent average working interest).  During the third quarter, our average daily production increased to approximately 7.25 mmcfe/d up substantially from approximately 2.75 mmcfe/d in the third quarter of 2001 and up from approximately 5.9 mmcfe/d in the second quarter of 2002.  In addition, field activities and shut-in production and production that required remedial work in new core areas drilled last winter was restricted by winter access limitations. Production curtailments related to winter access limitations in the Windfall and Venus areas will be addressed over the next few weeks once winter freeze-up allows us access to these areas.  In addition, shut-in production, estimated to be approximately 2 mmcfe/d, will be added when winter access allows for additional tie-ins in the Bison Lake area. Significant achievements in the third quarter of 2002 are as follows:

       Western Canadian oil and gas production increased approximately 113 percent in the first three quarters of 2002 compared to the same period in 2001.

        Third quarter 2002 oil and gas production increased approximately 163 percent compared to the third quarter of 2001 and approximately 23 percent compared to the second quarter of 2002.

  Third quarter 2002 revenues increased approximately 178 percent compared to the third quarter of 2001 and approximately 12 percent compared to the second quarter of 2002.

  On July 2, 2002 we received approval to drill the "Marquis" test well Offshore Nova Scotia.  This well spudded on July 6. The "Marquis" L-35/L-35A test well was completed safely and under budget at a cost of $41 million.  Although commercial hydrocarbons were not tested in the "Marquis" L-35/L-35A test well, the well encountered both porosity and the Abenaki reef reservoir, thereby establishing significant prospectivity on additional offsetting locations on the "Marquis" Project lands.

  During the third quarter, we initiated a $3.5 million, 2,200 kilometre high resolution seismic acquisition program covering the "Mariner" Project lands Offshore Nova Scotia. During the period, we also commenced the detailed licensing application process with the Canada-Nova Scotia Offshore Petroleum Board ("CNSOPB") for exploration drilling on our "Mariner" lands commencing with the filing of the Environmental Assessment for the project.

  In Western Canada, we continued to successfully expand our acreage positions in Alberta and British Columbia.  This initiative has allowed us to proceed with a multi-well drilling program in Western Canada targeting high impact drilling in newly established high working interest areas, including the Ladyfern, Chinchaga and Pine

Creek areas in Alberta.  Furthermore, development drilling is planned for the Windfall, Boundary Lake and Bison Lake areas in Alberta, as well as high impact exploration planned for the Umbach, Altares and Parkland areas of Northwest in British Columbia.

  On September 3, 2002, Canadian Superior's common shares commenced trading on the American Stock Exchange (AMEX) under the symbol "SNG".  During the first nine months of 2002, our average daily trading volume on the Toronto Stock Exchange (TSX) was 323,443 shares.  The AMEX listing will further increase our share liquidity and expands the capital markets available to the Company.  We are very pleased to welcome our new U.S. shareholders to the Company.

EAST COAST OFFSHORE

NOVA SCOTIA ACTIVITIES

Drilling of the First "Marquis" Project

Test Well

On July 2, 2002, Canadian Superior, as operator, received approval to drill the first "Marquis" test well Offshore Nova Scotia.  The "Marquis" L-35/L-35A test well spudded on July 6, 2002 and drilling was completed safely and under budget in September on this $41 million well. Through joint venture agreements with subsidiaries of El Paso Corporation ("El Paso"), El Paso earned a 50 percent working interest to depth drilled on the "Marquis" Prospect by carrying Canadian Superior for the bulk of the cost of the test well.  The 4,552 metre test well encountered both porosity and the Abenaki reef reservoir, thereby establishing significant prospectivity on additional offsetting locations on the "Marquis" Project lands.  Although commercial hydrocarbons were not tested in the "Marquis" L-35/L-35A, based on the encouraging results of the test well, further drilling on the "Marquis" prospect is planned for 2003.

Drilling of the First "Mariner"

Project Test Well

Canadian Superior's "Mariner" Project lands cover a total area of approximately 101,800 acres and directly offset five significant discoveries near Sable Island, including the 1.6 tcf Venture field located 275 kilometres southeast of Halifax, Nova Scotia.  During the third quarter we initiated a 2,200 kilometre high resolution seismic program with El Paso Oil & Gas Canada, Inc. on our "Mariner" Project lands.  This $3.5 million seismic program has now been completed and we are currently moving ahead with preparations for the drilling of our first "Mariner" exploration well.  The "Mariner" Prospect is targeting reserves of up to 1.0 tcf and our first "Mariner" well is expected to commence drilling in early 2003.  Engineering and procurement activities for this well are currently in high gear.  Subject to regulatory approval, offshore site survey field work for the "Mariner" well is expected to commence in mid-January 2003 with drilling to be scheduled commencing thereafter.

"Mayflower" Deep Water Project

Canadian Superior holds a 100 percent

interest in approximately 720,000 acres of

deep water

acreage Offshore Nova Scotia.  Work is currently underway to secure a deep water partner for this prospect and we expect to be in a position to announce a major joint venture partner in the very near future for this exciting project on similar terms as to what we have achieved on our "Mariner" and "Marquis" Projects.  Late in the third quarter, we completed a Deep-Water Environmental Survey field program for our "Mayflower" Prospect.  Our Environmental Assessment for Exploration Drilling for the "Mayflower" block is expected to be filed in December along with our Canada-Nova Scotia Benefits Plan.  Our "Mayflower" block is located on the Western portion of the Scotian Basin, approximately 285 kilometres east of Boston, Massachusetts, in close proximity to large northeastern United States energy markets.  Drilling on the "Mayflower" Prospect, targeting large deep water turbidite structures identified on our lands, is currently targeted for late 2003 or early in 2004.  Three large prospects identified on our "Mayflower" Prospect are basin floor fans and turbidites flanked up against large salt diapers.  Potential exists in these types of prospects for the discovery of several tcf of natural gas.  Canadian Superior is one of the largest holders of deepwater acreage Offshore Nova Scotia where the CNSOPB has recently significantly upgraded potential natural gas reserves.  The potential of Canadian Superior's lands was highlighted in the CNSOPB report. Deepwater wells encountering natural gas have been drilling by Marathon Oil and Chevron Canada during 2002 in the area and EnCana Corporation is currently operating their first deepwater well at Torbrook Offshore Nova

Scotia.  Accordingly, we are very optimistic about this prospect's future potential.

WESTERNCANADA

Recent Exploration and

Development Activity

In Western Canada, Canadian Superior spent a considerable amount of effort in preparing for the commencement of its fall and winter season high impact drilling program.  This program began at the end of the third quarter and is targeting the development of newly acquired acreage in Northwest and West Central Alberta and Northeast British Columbia.  Drilling commenced at the end of the third quarter on a 2002/2003 program that entails approximately 25 high working interest wells to be drilled on Company operated lands (approximately 90 percent average working interest).

Of particular note was the hiring of additional professional staff to complete the formation of our Western Canadian exploration team.  In this regard, we wish to welcome Mr. Ed Chau to the position of senior geophysicist, Mr. Vince Ekvall and Mr. Wally Pedersen to the positions of senior geologists and Mr. Neil Doré to the position of Engineering Manager.  The Western Canadian team is focusing on expanding our production base with several exciting wells planned over the next few months.  Activities will initially be concentrated on the Windfall, Venus, Boundary Lake and Bison areas.

In the Windfall area, the construction of a year-round access road is nearing completion to allow year-round access to this winter access only area.  At least three exploration and development wells are planned in this area with drilling to commence prior to year-end. Compression is being added to enhance production from three existing wells that are currently producing against high pipeline pressure.  The compression is expected to be installed by early December.  The three existing wells in this area are currently producing approximately 1.4 mmcfe/d on a restricted basis, but are expected to produce approximately 5.5 mmcfe/d upon the completion of the installation of the compression facilities.  In the Venus area, subsurface equipment and further production facilities are required to enhance production and compression equipment is also being considered.  In addition, a 3-D seismic program will be conducted over lands acquired earlier this year at Crown Land Sales and over farm-in lands.  Up to three wells are planned for drilling in the Venus area this winter.  Access to the Venus area, which is highly prospective for Slave Point and Debolt production, is restricted to winter access only and drilling will occur in January after freeze-up.

In addition, to the activities planned for the Windfall and Venus areas, we plan to drill several wells and bring on shut-in gas production, estimated to be approximately 2 mmcfe/d, when winter access allows for additional tie-ins and enhancement of production in the Bison and Boundary Lake areas.

High Impact Western Canada

Exploration East Ladyfern Play

Subsequent to the end of the third quarter, on November 18, 2002 Canadian Superior announced that it completed the acquisition in Northwest Alberta of a major acreage position totaling 22 sections of contiguous land located updip of the main Ladyfern gas field.

On November 13, 2002, Canadian Superior successfully acquired 10 sections of land at the Government of Alberta's Alberta Petroleum and Natural Gas Land Sale for a total purchase price of $1,249,740 at an average cost of $488 per hectare.  This acreage position complements lands previously acquired by the Company as a result of an extensive land acquisition program conducted by the Company through land agents over the past 18 months in this highly competitive natural gas play.  The Ladyfern acquisition, which was done on a highly confidential basis, is located on the Alberta side of the main Ladyfern play which to date is predominantly in British Columbia.  The Ladyfern acquisition is based on extensive seismic data acquired and shot by Canadian Superior updip from the main Ladyfern field on the Slave Point carbonate bank during the fall of 2001 and winter of 2002 which has identified multiple Slave Point natural gas opportunities on our extensive holdings.  A decision was made after the original Murphy/Apache Ladyfern discovery to concentrate on the acquisition of acreage updip and East of Ladyfern where little seismic data had been shot by industry.  Henceforth, we were able to acquire extensive acreage on a reasonable basis prior to industry focusing on this area.  Several major Slave Point amplitude anomalies analogous to the main Ladyfern field have been identified on our acreage and we are very excited about this 'world-class' play".  Ladyfern's reserves are estimated to be in excess of 1 tcf of natural gas and it is one of the largest discoveries in Western Canada in the past 15 years.  The Ladyfern field accounts for approximately 4% of Western Canadian gas production.  The Murphy/Apache Ladyfern discovery at A-097-H/094-H-01 tested at rates in excess of 100 mmcf/d of natural gas.

Canadian Superior will be conducting a multi-well drilling program on the East Ladyfern acreage with drilling to commence over the next 6 weeks with the first test well to be located at LSD 2 of Section 07-92-11 W6M.  The multi-well drilling program is part of a focused exploration and development program Canadian Superior is conducting in Western Canada alongside the Company's strategy of developing its extensive holdings Offshore Nova Scotia.

Detailed maps related to Canadian Superior's 2002/2003 Western Canadian drilling program, Ladyfern and the Company’s Offshore Nova Scotia holdings are available for viewing on Canadian Superior's website at www.cansup.com.

Common Share Financing

On November 22, Canadian Superior announced the private placement financing of 7 million common shares.  This private placement was over-subscribed.  Gross proceeds from the financing totaled $10.5 million (net $10.1 million), and will be used to fund Canadian Superior's exciting exploration programs and to ensure maintenance of a strong balance sheet to support our aggressive growth strategy.

MANAGEMENT'S DISCUSSION

AND ANALYSIS

Oil and gas revenues for the three months ended September 30, 2002 were up significantly to $2,286,000, an increase of 178 percent over the $822,000 posted in the same quarter of 2001 as a result of higher gas production and prices.  Gas production for the third quarter of 2002 averaged 6.5 mmcf/d, up 150 percent from 2.6 mmcf/d during the third quarter of 2001.  Canadian Superior realized an average natural gas price of $3.49 per mcf in the third quarter of 2002, up from $3.09 in the third quarter of 2001, bringing the first nine months of 2002 average price to $3.60 per mcf down 40 percent from $6.02 per mcf during 2001.  In spite of the lower nine month natural gas prices in 2002, year to date revenues increased significantly to $5,161,000 in 2002, from $4,055,000 in 2001, as average natural gas production nearly doubled to 4.7 mmcf/d for the nine months ended September 30, 2002, up from 2.4 mmcf/d in the same period of 2001.

Oil and natural gas liquids production average approximately 75 b/d during both the third quarter and nine months ended September 30, 2002, up from 15 b/d during the same periods of 2001.  Liquids prices averaged $40.21 per barrel during the third quarter up 17 percent from the same period in 2001.

Royalties of $574,000 for the third quarter and $1,283,000 for the first nine months of 2002 averaged approximately 25 percent of revenues for each period.  Royalties paid during 2002 have increased from 2001 as a result of increased 2002 production.

Operating costs of $1,714,000, or $7.30 per boe (6:1), for the first nine months of 2002 have increased from $620,000 during the same period in 2001, reflecting the nearly doubling of natural gas production.

General and administrative expenses of $613,000 in the third quarter of 2002 brought the nine months total to $1,911,000.  2002 G&A expenses have increased approximately 26 percent over 2001 as the Corporation increased its staffing levels to support both the Western Canadian activities and the drilling of East Coast wells.

The Corporation incurred interest expenses of $78,000 relating to advances on its revolving production loan, which at September 30, 2002 was $6,800,000.

Depletion expenses of $2,307,000 for the 9 months ended September 30, 2002 was more than triple the $694,000 posted during the same period of 2001.  Two major factors affecting this are the significant net capital asset expenditures during 2002 of $36.8 million, and the nearly doubling of the average daily gas production in 2002 over 2001.

Interest income has declined from $638,000 in the first nine months of 2001, to $344,000 in the same period of 2002, largely resulting from the decrease of cash deposits, which totaled $20,462,000 at September 30, 2001 compared to $12,032,000 at September 30, 2002.

The Corporation recorded current taxes, in respect of the Large Corporation Tax of $118,000 for the first nine months of 2002. The reduction in future income taxes of $373,000 for the nine months ended September 30, 2002 results from the loss from operations.

The Corporation posted a net loss of $821,000 for the third quarter and $1,608,000 for the first nine months of 2002, due largely to increased non-cash depletion expenses, compared to a loss of $95,000 and income of $8,789,000, respectively for the same periods during 2001.  The variance between 2001 and 2002 income also results from a $13.2 million pre-tax gain on the sale of the Corporation's Waterton property during 2001.

Cash flow for the third quarter of 2002 of $250,000 is up slightly from $228,000 for the same period in 2001, as increased third quarter 2002 production and prices more than offset the higher associated operating and general and administrative expenses.  Cash flow for the nine months ended September 30, 2002 of $401,000 was down from $1,653,000 during the same period of 2001, as the 40 percent decrease in 2002 natural gas prices lowered the Corporation 2002 operating netbacks.  Cash flow is expected to increase significantly heading into 2003 as natural gas prices remain strong, production increases from field operations made possible by winter access and as the Corporation moves forward with its aggressive new drilling program and additional tie-ins and production enhancements.

Gross capital expenditures for the first nine months of 2002 were $46.8 million up 183 percent from $16.5 million spent in the same period of 2001.  Approximately $33.5 million was spent on drilling and completions, $9.6 million and tie-ins and pipelines and $3.7 million on land purchases.  Third quarter capital expenditure activities, totaling gross $18.4 million, were largely focused on the drilling of the Corporation's Marquis L-35/L-35A well in which the Corporation recorded $13.7 million gross drilling expenditures in the quarter.  These costs were largely offset by a $10.0 million prospect commitment fee Canadian Superior received in the third quarter.  In the event that any natural gas or other hydrocarbons in commercial quantities are produced from a well on the "Marquis" Prospect, the Corporation will be obligated to repay the amount in 12 quarterly installments following commencement of commercial production. This fee allowed the Company to retain a 50 percent working interest in the $41 million "Marquis" well for the nominal net cash outlay of $3.7 million.

At September 30, 2002, the Corporation had $6.8 million drawn on its revolving production loan.  On October 28, 2002, the loan facility was increased to $14.0 million from $11.0 million as a result of the Company's expanded reserve and production base with the next scheduled review date set at June 30, 2003.

On November 22, 2002, the Corporation announced it had completed a private placement financing for gross proceeds totaling $10.5 million.  The total financing provides for the issuance of 7 million flow-through common shares at a price of $1.50 per share.  These funds, along with the increased revolving production loan will be used to fund future capital expenditures operations.

The recent financing allows the Corporation to continue forward with a strong balance sheet and places the Corporation in the current position of being net-debt free.  With a full compliment of staff and increased financial flexibility, as a result of the private placement, the Corporation is also focused on potential production acquisitions into year end.

OVERVIEW

Canadian Superior's management, staff and board remain firmly committed to developing our exciting Western Canadian and East Coast projects.

A core production base in Western Canada has been developed and our East Coast program has commenced.  Our objective in 2002 is to continue to emerge as a rapidly growing, well capitalized, intermediate oil and gas company. We are determined to remain well capitalized and focused on what must be achieved to continue growth and to increase long-term value for our shareholders.

Respectfully submitted on behalf of the Management, Staff and Board of Directors of Canadian Superior.

Greg Noval

President & CEO

November 29th, 2002

(thousands of dollars)	September 30	December 31
	2002	2001
Assets	(Unaudited)	(Audited)
Current assets
Cash and short-term investments	$1,819	8,190
Accounts receivable	4,553	3,532
Prepaid expenses	1,253	232
	7,625	11,954
Term deposits	12,032	21,115
Capital assets	70,004	35,519
	$89,661	68,588
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$10,005	10,751
Revolving production loan (note 4)	6,800	—
	16,805	10,751
Deferred future site restoration costs	191	116
Future income taxes	19,824	14,824
	36,820	25,691
Shareholders’ Equity
Share capital (note 3)	43,333	31,781
Retained earnings	9,508	11,116
	52,841	42,897
	$89,661	68,588
Weighted average shares outstanding	53,004,000	40,887,000
See accompanying notes to financial statements

	Three Months Ended		Nine Months Ended
unaudited	September 30		September 30
(thousands of dollars, except per share amounts)	2002	2001	2002	2001
Revenue
Oil and gas	$2,286	822	$5,161	4,055
Royalties, net of royalty tax credit	(574)	(179)	(1,283)	(820)
	1,712	643	3,878	3,235
Expenses
General and administrative	613	482	1,911	1,518
Production and operating	824	156	1,714	620
Interest	78	—	78	—
Depletion and amortization	1,285	285	2,307	694
Future site restoration	45	8	75	21
	2,845	931	6,085	2,853
Earnings (loss) from operations	(1,133)	(288)	(2,207)	382
Other income (loss)
Interest	99	248	344	638
Merger proposal	—	545	—	(162)
Charge on unexpended exploration costs	—	(417)	—	(417)
Gain on sale of oil and gas properties	—	—	—	13,210
	99	376	344	13,269
Earnings (loss) before income taxes	(1,034)	88	(1,863)	13,651
Income Taxes
Current	46	25	118	82
Future (reduction)	(259)	158	(373)	4,780
	(213)	183	(255)	4,862

Net earnings (loss)	(821)	(95)	(1,608)	8,789
Retained earnings, beginning of period	10,329	11,891	11,116	3,007
Retained earnings, end of period	$9,508	11,796	$9,508	11,796
Earnings (loss) per share	$(0.02)	0.00	$(0.03)	0.22
Diluted earnings (loss) per share	$(0.02)	0.00	$(0.03)	0.21

See accompanying notes to financial statements

	Three Months Ended		Nine Months Ended
unaudited	September 30		September 30
(thousands of dollars, except per share amounts)	2002	2001	2002	2001

Cash Flow from Operating Activities
Net earnings (loss)	$(821)	(95)	$(1,608)	8,789
Items not involving cash for operations
Depletion and amortization	1,285	285	2,307	694
Future site restoration	45	8	75	21
Future income taxes (reduction)	(259)	158	(373)	4,780
Gain on sale of oil and gas properties	—	—	—	(13,210)
Charge on unexpended exploration costs	—	417	—	417
Merger proposal	—	(545)	—	162
	250	228	401	1,653
Net change in non-cash working capital
Accounts receivable	1,735	2,633	(1,021)	561
Prepaid expenses	422	(29)	(1,021)	(14)
Accounts payable and accrued liabilities	(984)	(2,145)	(746)	(785)
	1,423	687	(2,387)	1,415
Cash Flow from Investing Activities
Purchase of capital assets	(18,439)	(6,866)	(46,792)	(16,507)
Merger proposal	—	545	—	(162)
Prospect review recoveries	—	1,250	—	1,250
Prospect commitment fee (note 5)	10,000		10,000
Sale of oil & gas properties	—	800	—	18,728
	(8,439)	(4,271)	(36,792)	3,309
Cash Flow from Financing Activities
Redemption of term deposits	1,884	—	9,083	—
Charge on unexpended exploration costs	—	(417)	—	(417)
Revolving production loan advances	6,800	—	6,800	—
Issue of shares (net of costs)	151	40	16,925	4,581
	8,835	(377)	32,808	4,164
Net increase (decrease) in cash	1,819	(3,961)	(6,371)	8,888
Cash at beginning of period	—	17,499	8,190	4,650
Cash at end of period (see note 2)	$1,819	13,538	$1,819	13,538
Cash flow from operations per share	$0.00	0.01	$0.01	0.04
Diluted cash flow from operations per share	$0.00	0.00	$0.01	0.04

See accompanying notes to financial statements

Note 1: Significant Accounting Policies

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December

31, 2001, except as described in Note 2. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2001.

Note 2: Change in Accounting Policy

Effective January 1, 2002, the Corporation adopted the new recommendations of the Canadian Institute of Chartered

Accountants with respect to stock-based compensation. The effect of this application has been disclosed in Note 3.

The cash at September 30, 2002 and December 31, 2001 consists of unassigned cash and short term deposits. The cash figures in 2001 have been restated to conform to the above definition.

Note 3: Share Capital

a) Issued

The Corporation’s authorized share capital consisted of an unlimited number of shares and preferred shares. The voting common shares issued are:

	Number of Shares (000’s)	Consideration ($000’s)
Balance as at December 31, 2001	40,313	$31,781
Issued upon conversion of special warrants	10,107	—
Issued upon exercise of stock options	517	493
Issued for cash	1,353	3,790
Issued for cash on flow through share issues	4,647	13,939
Tax benefit renounced on flow through shares	—	(5,924)
Issue costs, net of future tax reduction of $551	—	(746)
Balance as at September 30, 200 2	56,937	$43,333

On September 18, 2002, the Corporation announced a normal course issuer bid to purchase, through the facilities of The

Toronto Stock Exchange, until September 19, 2003, up to 2,855,000 of its common shares, representing approximately 5 percent of its issued and outstanding common shares.  A maximum of 2 percent of the outstanding common shares may be purchased in any 30 day period.  As at September 30, 2002, no shares had been purchased.

b) Stock Based Compensation
Stock Options	September 30, 2002		December 31, 2001
	Number of	Weighted	Number of	Weighted
	Options	Average Price	Options	Average Price
Balance at beginning of year	4,020	$0.92	2,175	$0.75
Forfeited	(291)	1.10	(80)	0.81
Exercised	(517)	0.95	(450)	0.57
Granted	1,475	1.64	2,375	1.00
Balance at end of period	4,687	$1.13	4,020	$0.92

                             The Corporation uses the intrinsic value method to account for its stock-based compensation plans. Under this method, no compensation costs are recorded in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the Corporation’s stock-based compensation costs, pro forma net earnings and pro forma net earnings per share would be as follows:

($000’s, except per share)	Nine Months Ended
September 30, 2002

Compensation Costs	$431
Net loss
As reported	(1,608)
Pro forma	(2,039)
Net loss per common share
Basic
As reported	(0.03)
Pro forma	(0.04)
Diluted
As reported	(0.03)
Pro forma	(0.04)

The Black-Scholes option pricing model, with the following weighted average assumptions, is used to estimate the fair value of options on the date of the grant:

Note 4: Revolving Production Loan

On October 28, 2002, the Corporation’s revolving production loan facility was increased to $14.0 million from $11.0 million.

The next scheduled review date is June 30, 2003.  At September 30, 2002, the Corporation had $6.8 million drawn on the facility.

Effective January 1, 2002, the Corporation adopted the recommendations of the Emerging Issues Committee of the Canadian

Institute of Chartered Accountants concerning the presentation of revolving production loans.  These new recommendations require that the classification of debt on the balance sheet be based upon the facts existing at the balance sheet date rather than expectations.

Note 5: Contingent Liabilities

During the third quarter of 2002, the Corporation received a $10 million prospect commitment fee related to its “Marquis”

Prospect Offshore Nova Scotia.  In the event that any natural gas or other hydrocarbons in commercial quantities are produced from a well on the “Marquis” Prospect, the Corporation will be obligated to repay the amount in 12 quarterly installments following commencement of commercial production.

Note 6: Subsequent Events

On November 22, 2002, the Corporation announced that it had completed a private placement for the issuance of 7,000,000 common flow through shares at a price of $1.50 per share.  Under the terms of the subscriptions, the Corporation agreed to renounce $10,500,000 of qualified expenditures.